Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2021 THIRD QUARTER REPORT

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

IMPORTANT NOTICE

•

The Company’s Board of Directors, the Board of Supervisors, its Directors, Supervisors and Senior Management warrant that the information in the 2021 third quarter report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

•

The financial data for the 2021 third quarter report of the Company have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements have no difference from the relevant data under the International Financial Reporting Standards.

•

Mr. Wang Bin, Chairman of the Board of the Company, Ms. Huang Xiumei, Vice President in charge of financial affairs, Mr. Li Mingguang, Chief Actuary and Ms. Hu Jin, Head of the Financial Department, confirm that the financial statements in the 2021 third quarter report are true, accurate and complete.

1.	MAJOR FINANCIAL DATA

1.1	Major Accounting Data and Financial Indicators

Currency: RMB

Items	As at 30 September 2021	As at 31 December 2020		Increase/ (decrease) compared to 31 December 2020
Total assets (million)	4,732,196	4,252,410		11.3%
Equity attributable to equity holders of the Company (million)	470,832	450,051		4.6%

Items	For the Reporting Period (from July to September)	Increase/ (decrease) compared to the same period of 2020	For the nine months ended 30 September 2021	Increase/ (decrease) compared to the same period of 2020
Operating income (million)	175,110	-1.5%	727,711	5.2%
Net profit attributable to equity holders of the Company (million)	7,527	-54.5%	48,502	3.0%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	7,587	-54.6%	48,667	2.9%
Net cash flows from operating activities (million)	N/A	N/A	246,388	3.1%
Earnings per share (basic and diluted) (RMB per share)	0.27	-54.5%	1.72	3.5%
Weighted average ROE (%)	1.60	A decrease of 2.41 percentage points	10.47	A decrease of 0.96 percentage point

Note:	In calculating the percentage change of “Earnings per share (basic and diluted)”, the tail differences of the basic figures have been taken into account.

1.2	Non-recurring Items and Amounts

RMB million

Non-recurring items	For the Reporting Period (from July to September)	For the nine months ended 30 September 2021
Gains/(losses) on disposal of non-current assets	4	22
Government subsidies recognized in current gains/(losses)	18	79
Donations	(31)	(106)
Net non-operating income and expenses other than those mentioned above	(69)	(192)
Effect of income tax	19	49
Attributable to non-controlling interests	(1)	(17)
Total	(60)	(165)

Note:

As an insurance company, investment (application of insurance fund) is one of the major businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

1.3	Particulars of and Reasons for Changes in Major Accounting Data and Financial Indicators

Currency: RMB

Items	For the Reporting Period (from July to September)	For the same period of 2020	Increase/ (decrease)	Main reasons
Net profit attributable to equity holders of the Company (million)	7,527	16,543	-54.5%	Due to the update of discount rate assumptions for reserves of traditional insurance contracts
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	7,587	16,697	-54.6%	Due to the update of discount rate assumptions for reserves of traditional insurance contracts
Earnings per share (basic and diluted) (RMB per share)	0.27	0.59	-54.5%	Net profit attributable to equity holders of the Company in the third quarter decreased on a year-on-year basis
Weighted average ROE (%)	1.60	4.01	A decrease of 2.41 percentage points	Net profit attributable to equity holders of the Company in the third quarter decreased on a year-on-year basis

2.	INFORMATION ON SHAREHOLDERS

2.1	Total Number of Shareholders and the Particulars of Top Ten Shareholders as at the End of the Reporting Period

Total number of shareholders as at the end of the Reporting Period	Number of A Share shareholders: 162,210
	Number of H Share shareholders: 25,533
Particulars of top ten shareholders of the Company					Unit: Share
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—
HKSCC Nominees Limited	Overseas legal person	25.92%	7,327,566,322	—	—
China Securities Finance Corporation Limited	State-owned legal person	2.51%	708,240,246	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.17%	46,757,034	—	—
Guosen Securities Co., Ltd. – Founder Fubon CSI Insurance Theme Index Security Investment Fund	Other	0.06%	16,702,406	—	—
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	—	—
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.04%	11,779,262	—	—
China International Television Corporation	State-owned legal person	0.04%	10,000,000	—	—
China National Nuclear Corporation	State-owned legal person	0.03%	8,950,800	—	—

Notes:

1.

HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.2	Total Number of Preference Share Holders and the Particulars of Top Ten Preference Share Holders

☐  Applicable     ✓  Not applicable

3.	QUARTERLY BUSINESS OVERVIEW

In the first three quarters of 2021, the external environment was complicated and ever-changing, the domestic economy continued to recover but with unsteady and imbalanced progress. Under this circumstance, the insurance industry was going through profound transformation. The Company focused on the “China Life Revitalization” initiative, coordinated pandemic control, reform plans and business development, and steadily pushed forward all tasks according to the requirements for high-quality development, thus consolidating its leading market position. Firstly, the Company achieved stable business development in general. In the first three quarters of 2021, the Company achieved revenues from insurance business1 of RMB553,437 million, an increase of 1.8% year on year. In particular, renewal premiums amounted to RMB392,201 million, an increase of 6.4% year on year. Short-term insurance premiums amounted to RMB67,945 million, an increase of 1.6% year on year. Although premiums from new policies was still under pressure, the year-on-year decline of which was slightly narrowed as compared to the first half of 2021. First-year regular premiums were RMB91,517 million, in which first-year regular premiums with a payment duration of ten years or longer were RMB36,899 million. The value of new business for the first three quarters of 2021 decreased by 19.6% year on year. The surrender rate was 0.93%, which remained generally stable as compared to the corresponding period of 2020. Secondly, the Company strengthened the day-to-day management of its sales force to pursue its high-quality development. With the implementation of customer-centric sales deployment of “Yi Ti Duo Yuan” in greater depth, the Company firmly pursued the strategy of business development driven by productive sales force, tightened agent recruitment and retention, strengthened day-to-day management of the sales force and consolidated the foundation for its high-quality development. As at 30 September 2021, the Company’s total sales force was 1.052 million, including 0.98 million agents in the individual agent business sector. Thirdly, the Company flexibly adjusted its investment tactics to optimize long- term asset allocation while achieving stable short-term returns. As at 30 September 2021, the Company’s investment assets reached RMB4,541,371 million, an increase of 10.9% from the end of 2020. In the third quarter of 2021, the Company timely adjusted its allocation of fixed-income assets, proactively rebalanced equity investment tactics, and seized the opportunity to realize gains by keeping close pace with equity market fluctuations. In addition, the Company paid close attention to the changes of credit environment of the key sectors in order to enhance risk prevention for investments in these sectors. In the first three quarters of 2021, the Company achieved the gross investment income2 of RMB165,695 million, an increase of 12.8% year on year, and the gross investment yield3 was 5.25%. The net investment income4 was RMB139,203 million, an increase of 13.4% year on year, and the net investment yield5 was 4.40%.

[1]	Revenues from insurance business is consistent with Premium Income in the attached consolidated income statement.

In the first three quarters of 2021, net profit attributable to equity holders of the Company was RMB48,502 million, an increase of 3.0% year on year. As at 30 September 2021, the core solvency ratio and comprehensive solvency ratio of the Company were 257.51% and 266.28%, respectively.

For the next stage, the Company will pursue the new development concepts in all aspects, aiming for continuous high-quality development. While constantly implementing the “China Life Revitalization” initiative and upholding the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing customer services and guarding against risks”, the Company will strive to push forward stable business development, devote greater efforts in deepening reforms and innovations, consistently optimize operations and services, further strengthen the protection of consumers’ rights and interests, and effectively enhance risk prevention and control, so as to ensure a good start of the “14th Five-Year Plan” period for the Company.

[2]	Gross investment income = Net investment income + Net realized gains on investment assets + Fair value gains/losses – Impairment losses of investment assets
[3]

Gross investment yield = [(Gross investment income – Interest paid for financial assets sold under agreements to repurchase)/((Investment assets at the end of the previous year – Financial assets sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/273×365

[4]

Net investment income mainly includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, net income from investment properties, and income from investments in associates and joint ventures, etc.

[5]

Net investment yield = [(Net investment income – Interest paid for financial assets sold under agreements to repurchase)/ ((Investment assets at the end of the previous year – Financial assets sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2)]/273×365

4.	QUARTERLY FINANCIAL STATEMENTS

4.1	Consolidated Balance Sheet as at 30 September 2021

RMB million (Unless otherwise stated)

ASSETS	As at 30 September 2021 (Unaudited)	As at 31 December 2020 (Audited)

Assets
Cash fund	57,837	57,605
Financial assets at fair value through profit or loss	176,049	161,564
Securities purchased under agreements to resell	15,613	7,947
Interest receivables	57,051	45,147
Premiums receivables	39,659	20,730
Receivables from reinsurers	866	1,135
Unearned premium reserves receivable from reinsurers	919	523
Claim reserves receivable from reinsurers	341	209
Reserves for life insurance receivables from reinsurers	674	570
Reserves for long-term health insurance receivables from reinsurers	4,271	3,658
Other receivables	17,935	14,988
Loans	678,110	658,535
Term deposits	548,045	545,667
Available-for-sale financial assets	1,322,555	1,215,603
Held-to-maturity investments	1,471,596	1,189,369
Long-term equity investments	251,957	239,584
Statutory deposits	6,333	6,333
Investment properties	13,276	14,217
Constructions in progress	10,769	11,332
Fixed assets	41,678	40,438
Right-of-use assets	2,631	3,076
Intangible assets	8,140	8,335
Deferred tax assets	115	87
Other assets	5,767	5,748
Separate account assets	9	10

Total Assets	4,732,196	4,252,410

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

4.1	Consolidated Balance Sheet as at 30 September 2021 (continued)

RMB million (Unless otherwise stated)

LIABILITIES AND EQUITY	As at 30 September 2021 (Unaudited)	As at 31 December 2020 (Audited)
Liabilities
Short-term borrowings	1,551	1,641
Financial liabilities at fair value through profit or loss	3,842	3,732
Securities sold under agreements to repurchase	187,748	122,249
Premiums received in advance	2,747	53,021
Brokerage and commission payable	5,392	7,051
Reinsurance payable	1,813	1,036
Salary and welfare payable	9,665	11,811
Taxes payable	1,145	1,080
Dividends payable	—	13
Claims payable	57,671	55,031
Policyholder dividends payable	122,655	122,510
Other payable	14,769	15,975
Policyholder deposits	309,691	288,202
Unearned premium reserves	26,178	14,701
Claim reserves	25,905	21,991
Reserves for life insurance	3,137,038	2,768,584
Reserves for long-term health insurance	194,532	167,949
Long-term borrowings	17,606	17,915
Bonds payable	34,994	34,992
Lease liabilities	2,317	2,664
Deferred tax liabilities	8,932	15,286
Other liabilities	87,601	68,035
Separate account liabilities	9	10

Total liabilities	4,253,801	3,795,479

Equity
Share capital	28,265	28,265
Capital reserve	54,250	53,954
Accumulated other comprehensive income	45,002	54,862
Surplus reserve	91,036	86,027
General reserve	43,088	43,047
Retained earnings	209,191	183,896

Attributable to equity holders of the Company	470,832	450,051

Non-controlling interests	7,563	6,880

Total equity	478,395	456,931

Total liabilities and equity	4,732,196	4,252,410

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

4.2	Consolidated Income Statement for the Nine Months Ended 30 September 2021

RMB million (Unless otherwise stated)

ITEMS	For the nine months ended 30 September 2021 (Unaudited)	For the nine months ended 30 September 2020 (Unaudited)
1 Operating income	727,711	691,571
Premiums earned	536,368	526,355
Premium income	553,437	543,553

Including: Reinsurance premium income	—	1

Less: Premiums ceded to reinsurers	(5,988)	(4,753)
Change in unearned premium reserves	(11,081)	(12,445)
Investment income	188,868	156,593

Including: Share of profit of associates and joint ventures	8,537	6,974

Other gains	148	122
Fair value gains/(losses)	(4,625)	2,049
Foreign exchange gains/(losses)	361	143
Other operating income	6,560	6,307
Gains/(losses) on disposal of assets	31	2
2 Operating expenses	(676,628)	(637,440)
Surrenders	(31,813)	(25,460)
Claims expense	(107,116)	(102,073)
Less: Claims recoverable from reinsurers	4,200	2,882
Increase in insurance contracts reserve	(398,933)	(364,780)
Less: Insurance reserves recoverable from reinsurers	849	523
Policyholder dividends resulting from participation in profits	(22,277)	(22,775)
Tax and surcharges	(945)	(854)
Underwriting and policy acquisition costs	(54,388)	(70,207)
Administrative expenses	(28,408)	(26,644)
Less: Expenses recoverable from reinsurers	741	664
Other operating expenses	(19,924)	(17,025)
Impairment losses	(18,614)	(11,691)

3 Operating profit	51,083	54,131

Add: Non-operating income	66	84
Less: Non-operating expenses	(368)	(395)

4 Net profit before income tax	50,781	53,820

Less: Income tax expenses	(1,190)	(5,899)

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

4.2	Consolidated Income Statement for the Nine Months Ended 30 September 2021 (continued)

RMB million (Unless otherwise stated)

ITEMS	For the nine months ended 30 September 2021 (Unaudited)	For the nine months ended 30 September 2020 (Unaudited)
5 Net profit	49,591	47,921

According to operating continuity:
– Net profit from continuing operations	49,591	47,921
According to ownership of the company:
– Equity holders of the Company	48,502	47,078
– Non-controlling interests	1,089	843
6 Earnings per share
Basic earnings per share	RMB1.72	RMB1.66
Diluted earnings per share	RMB1.72	RMB1.66
7 Other comprehensive income	(9,976)	(3,479)

Other comprehensive income attributable to equity holders of the Company (net of tax)	(9,928)	(3,489)
Other comprehensive income that may be reclassified to profit or loss	(9,650)	(3,507)
Fair value gains/(losses) on available-for-sale financial assets	5,437	60
Less: Amount transferred to net profit from other comprehensive income	(16,621)	(7,967)
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	1,109	5,309
Other comprehensive income that may be transferred to profit or loss under the equity method	565	(928)
Exchanges differences on translating foreign operations	(140)	19
Other comprehensive income that will not be reclassified to profit or loss	(278)	18
Other comprehensive income that may not be transferred to profit or loss under the equity method	(278)	18
Other comprehensive income attributable to non-controlling interests (net of tax)	(48)	10

8 Total comprehensive income	39,615	44,442

– Attributable to equity holders of the Company	38,574	43,589
– Attributable to non-controlling interests	1,041	853

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

4.3	Consolidated Cash Flow Statement for the Nine Months Ended 30 September 2021

	RMB million (Unless otherwise stated)
ITEMS	For the nine months ended 30 September 2021	For the nine months ended 30 September 2020
	(Unaudited)	(Unaudited)
1 Cash flows from operating activities
Premiums received	484,552	476,464
Net increase in policyholder deposits	11,941	20,899
Net cash received from financial assets at fair value through profit or loss	297	—
Net cash received from financial liabilities at fair value through profit or loss	—	155
Cash received from other operating activities	9,430	12,394

Sub-total of cash inflows from operating activities	506,220	509,912

Cash paid for claims	(136,268)	(123,506)
Net cash paid for reinsurance business	(1)	(559)
Cash paid for brokerage and commission fees	(56,081)	(72,192)
Cash paid for policyholder dividends	(19,305)	(17,524)
Cash paid to and for employees	(18,321)	(18,224)
Cash paid for taxes and surcharges	(13,663)	(13,476)
Net cash paid for financial assets at fair value through profit or loss	—	(4,206)
Net cash paid for financial liabilities at fair value through profit or loss	(425)	—
Cash paid for other operating activities	(15,768)	(21,307)

Sub-total of cash outflows from operating activities	(259,832)	(270,994)

Net cash flows from operating activities	246,388	238,918

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

4.3	Consolidated Cash Flow Statement for the Nine Months Ended 30 September 2021 (continued)

	RMB million (Unless otherwise stated)
ITEMS	For the nine months ended 30 September 2021	For the nine months ended 30 September 2020
	(Unaudited)	(Unaudited)
2 Cash flows from investing activities
Cash received from sales and redemption of investments	490,024	462,567
Cash received from investment income	121,431	113,316
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	247	29
Net cash received from the disposal of subsidiaries and other business units	481	1,235

Sub-total of cash inflows from investing activities	612,183	577,147

Cash paid for investments	(862,858)	(708,414)
Net increase in policy loans	(26,828)	(18,171)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(3,106)	(4,617)
Net cash paid from securities purchased under agreements to resell	(7,684)	(21,203)
Net cash paid for the acquisition of subsidiaries and other business units	(13,100)	—

Sub-total of cash outflows from investing activities	(913,576)	(752,405)

Net cash flows from investing activities	(301,393)	(175,258)

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

4.3	Consolidated Cash Flow Statement for the Nine Months Ended 30 September 2021 (continued)

	RMB million (Unless otherwise stated)
ITEMS	For the nine months ended 30 September 2021	For the nine months ended 30 September 2020
	(Unaudited)	(Unaudited)
3 Cash flows from financing activities
Cash received from investment	17,310	17,551
Including: Cash received from the investment of non-controlling interests by subsidiaries	17,310	17,551
Cash received from borrowings	—	4,141
Net cash received for securities sold under agreements to repurchase	65,842	—

Sub-total of cash inflows from financing activities	83,152	21,692

Cash repaid to lenders	—	(12,898)
Cash paid for dividends and interests and repaid for lenders	(25,402)	(24,090)
Net cash paid for securities sold under agreements to repurchase	—	(46,834)
Cash paid for other financing activities	(1,855)	(2,292)

Sub-total of cash outflows from financing activities	(27,257)	(86,114)

Net cash flows from financing activities	55,895	(64,422)

4 Effect of changes in foreign exchange rate on cash and cash equivalents	(30)	2

5 Net increase/(decrease) in cash and cash equivalents	860	(760)

Add: Opening balance of cash and cash equivalents	56,629	53,306

6 Closing balance of cash and cash equivalents	57,489	52,546

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

This announcement is published in both Chinese and English. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao

Hong Kong, 28 October 2021